FILED PURSUANT TO RULE 424(b)(3)
PROSPECTUS                                 REGISTRATION STATEMENT NO. 333-53874



                                1,136,365 Shares

                                SEACOR SMIT INC.

                                  Common Stock




      This prospectus covers the issuance of up to a maximum of 1,136,365 shares of our common stock, par value $.01 per share, to Credit Suisse First Boston Corporation under the standby arrangement described in this prospectus under "Standby Arrangement and Equity Forward Transaction" and the reoffering of any of our common stock issued under that standby arrangement.

      Our common stock is listed on the New York Stock Exchange under the symbol "CKH." On April 5, 2001, the last reported sale price of our common stock was $45.98 per share.

      Our executive offices are located at 11200 Richmond Ave., Suite 400, Houston, Texas 77082 and our telephone number is (713) 782-5990.

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                           CREDIT SUISSE FIRST BOSTON

                 The date of this prospectus is April 9, 2001.


73293.0020

                                TABLE OF CONTENTS

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
PROSPECTUS SUMMARY.............................       3               USE OF PROCEEDS................................     11
RISK FACTORS...................................       4               STANDBY ARRANGEMENT AND EQUITY
FORWARD-LOOKING STATEMENTS.....................       9                 FORWARD TRANSACTION..........................     11
WHERE YOU CAN FIND MORE                                               PLAN OF DISTRIBUTION...........................     12
  INFORMATION..................................       10              LEGAL MATTERS..................................     13
INCORPORATION OF DOCUMENTS BY                                         EXPERTS........................................     13
  REFERENCE....................................       10



You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

                     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the additional documents to which we refer you, before making an investment decision. In this prospectus "we," "our," "us," and "SEACOR" refer to SEACOR SMIT Inc., its consolidated subsidiaries and its equity interest in Chiles Offshore Inc.

ABOUT SEACOR SMIT INC.

                     We are a major provider of offshore marine services to the oil and gas exploration and production industry. We are also one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities, and own a substantial minority equity interest in a company that owns and operates mobile offshore jackup drilling rigs.

                     Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See "Where You Can Find More Information" below and "Incorporation of Documents by Reference" on page 10.

RECENT DEVELOPMENTS

                     We have caused US Bank National Association, as trustee, to call for redemption on April 9, 2001, the redemption date, $50,000,000 of the $96,327,000 in aggregate principal amount outstanding of our 5-3/8% convertible subordinated notes due 2006 at a redemption price of $1,029.90, plus accrued interest from November 15, 2000 to the redemption date. The total redemption price for each $1,000 principal amount of the notes will be $1,051.40. From and after the redemption date, holders of the notes called for redemption that are not converted as described below will be entitled only to the total redemption price, and no further interest will accrue.

                     The notes are convertible into shares of our common stock at a conversion price of $44.00 per share, or 22.727 shares, for each $1,000 principal amount of the notes. The notes called for redemption may be so converted until the close of business on April 6, 2001, the conversion termination date. We will pay cash in lieu of issuing fractional shares of our common stock. We will not make payments or adjustments on account of any interest accrued on the notes surrendered for conversion. On January 18, 2001, we caused the trustee to call for redemption $50,000,000 in aggregate principal amount of the notes. The holders of $49,888,000 in aggregate principal amount elected to convert the notes into shares of our common stock. We redeemed the balance. It is possible that we will, in the future, call all or a portion of the remaining notes for redemption, although there can be no assurance as to whether or when we will do so, nor whether any such redemption will be subject to any standby arrangement as described in "Standby Arrangement and Equity Forward Transaction" below.

                                  RISK FACTORS

We encourage you to consider carefully these risk factors together with all of the information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

OUR INDUSTRY IS SUBJECT TO CYCLICALITY, AND A SIGNIFICANT OR PROLONGED DECLINE IN OIL AND GAS PRICES WOULD LIKELY REDUCE THE LEVEL OF EXPLORATION AND DEVELOPMENT OF OFFSHORE AREAS, WHICH WOULD RESULT IN A LOWER DEMAND FOR OUR OFFSHORE MARINE SERVICES AND DRILLING RIGS.

           Our industry is highly cyclical. Activity in the offshore oil and gas exploration and production industry has a significant impact on our offshore vessel operations and the operations of Chiles Offshore Inc., a drilling rig company in which we hold an approximate 27% equity interest. Factors that affect the level of exploration and development of offshore areas include both short-term and long-term trends in oil and gas prices. In recent years, oil and gas prices have been extremely volatile and, as a result, the level of offshore exploration and drilling activity also has been extremely volatile. Reductions in oil and gas prices generally result in decreased drilling and production and corresponding decreases in demand for our offshore vessel services and Chiles' drilling rigs. Decreased demand for these services and drilling rigs would reduce our revenue and profitability.

WE RELY ON SEVERAL CUSTOMERS FOR A SIGNIFICANT SHARE OF OUR REVENUES. THE LOSS OF ANY OF THESE CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     Customers of our offshore marine services are primarily the major oil companies and large independent oil and gas exploration and production companies. The portion of our revenues attributable to any single customer changes over time, depending on the level of relevant activity by the customer, our ability to meet the customer's needs, and other factors, many of which are beyond our control. During 1999, we received approximately 10% of our offshore marine service operating revenues from Chevron Corporation. During 2000, National Response Corporation, our oil spill response service subsidiary, received approximately 18% from Citgo Petroleum Corporation and 17% of its environmental retainer revenue from Coastal Refining and Marketing, Inc., its two largest customers.

WE MAY INCUR SIGNIFICANT COSTS, LIABILITIES AND PENALTIES IN COMPLYING WITH GOVERNMENT REGULATIONS.

                     Government regulation, such as international conventions, federal, state and local laws and regulations in jurisdictions where our vessels operate or are registered, have a significant impact on our offshore marine and environmental response businesses. These regulations relate to worker health and safety, the manning, construction and operation of vessels, oil spills and other aspects of environmental protection.

                     Risks of incurring substantial compliance costs and liabilities and penalties for non-compliance, particularly with respect to environmental laws and regulations, are inherent in our business. If this happens, it could have a substantial negative impact on our profitability and financial position. We cannot predict whether we will incur such costs or penalties in the future.

WE FACE INTENSE COMPETITION, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO INCREASE OUR MARKET SHARE AND OUR REVENUES.

                     Our businesses operate in highly competitive industries. High levels of competition could reduce our revenues, increase our expenses and reduce our profitability.

                     In addition to price, service and reputation, important competitive factors for offshore supply fleets include: customers' national flag preference, operating conditions and intended use (all of which determine the suitability of available vessels), complexity of logistical support needs and presence of equipment in the appropriate geographical locations.

                     The important competitive factors in the environmental services business are price, service, reputation, experience and operating capabilities. In addition, we believe that the absence of uniform environmental regulation and enforcement on international, federal, state and local levels has lowered barriers to entry in several market segments and increased the number of competitors. Our oil spill response business faces competition from the Marine Spill Response Corporation (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives and smaller contractors who target specific market niches.

                     In the contract drilling business, customers generally award contracts on a competitive bid basis and contractors can move rigs from areas of low utilization and day rates to areas of greater activity and higher day rates. We believe that, as a result, competition for drilling contracts will continue to be intense for the foreseeable future. Decreases in drilling activity in a major market could depress day rates and could reduce utilization of Chiles' rigs. Substantially all of Chiles' competitors in the business of providing jackup drilling services have substantially larger fleets and are more established as drilling contractors.

AN INCREASE IN SUPPLY OF OFFSHORE MARINE VESSELS WOULD LIKELY HAVE A NEGATIVE EFFECT ON THE CHARTER RATES FOR OUR VESSELS, WHICH COULD REDUCE OUR EARNINGS.

                     Expansion of the worldwide offshore marine fleet would increase competition in the markets where we operate. Increased refurbishment of disused or "mothballed" vessels, conversion of vessels from uses other than oil support and related activities or construction of new vessels could all add vessel capacity to current worldwide levels. A significant increase in vessel capacity would lower charter rates and result in a corresponding reduction in our revenues and profitability.

MARINE-RELATED RISKS COULD LEAD TO THE DISRUPTION OF OUR OFFSHORE MARINE SERVICES AND TO OUR INCURRENCE OF LIABILITY.

                     The operation of offshore support vessels is subject to various risks, including catastrophic marine disaster, adverse weather and sea conditions, capsizing, grounding, mechanical failure, collision, oil and hazardous substance spills and navigation errors. These risks could endanger the safety of our personnel, vessels, cargo, equipment under tow and other property, as well as the environment. If any of these events were to occur, we could be held liable for resulting damages. In addition, the affected vessels could be removed from service and would not be available to generate revenue.

DRILLING-RELATED RISKS COULD LEAD TO THE DISRUPTION OF CHILES' DRILLING SERVICES AND TO ITS INCURRENCE OF LIABILITY.

                     The operation of offshore jackup drilling rigs by Chiles is subject to various risks, including blowouts, craterings, fires, collisions, groundings of drilling equipment and adverse weather and sea conditions. These hazards could damage the environment, cause personal injury or loss of life and damage or destroy the property and equipment involved. In addition, the rigs face many of the marine-related risks associated with our offshore support vessels. If any of these events were to occur, Chiles could incur substantial liability for oil spills, reservoir damage and other accidents. In addition, the affected rigs could be removed from service and would not be available to generate revenue.

INSURANCE COVERAGE MAY NOT PROTECT US FROM ALL OF THE LIABILITIES THAT COULD ARISE FROM THE RISKS INHERENT IN OUR BUSINESSES.

                     We maintain insurance coverage against the risks related to our offshore marine and environmental response services. There can be no assurance, however, that our existing insurance coverage can be renewed at commercially reasonable rates or that available coverage will be adequate to cover future claims. If a loss occurs that is partially or completely uninsured, we could be exposed to substantial liability.

OUR SIGNIFICANT INTERNATIONAL OPERATIONS ARE SUBJECT TO CURRENCY EXCHANGE RISKS.

                     To minimize the financial impact of currency fluctuations and risks arising from fluctuations in currency exchange rates, we attempt to contract the majority of our services in U.S. dollars. However, in some of our foreign businesses, we collect revenues and pay expenses in local currency. Because we conduct substantially all of our operations in U.S. dollars, if the value of local currencies decline against the U.S. dollar, our operating revenues in these foreign countries would effectively be reduced. We engage in certain currency hedging arrangements designed to minimize the effect of fluctuation in pounds sterling, the currency in the United Kingdom, where most of our currency exchange risk arises. There can be no assurance, however, that we will not incur losses in the future as a result of currency exchange rate fluctuations.

MUCH OF OUR OFFSHORE MARINE OPERATIONS ARE CONDUCTED IN FOREIGN COUNTRIES. UNSTABLE POLITICAL, MILITARY AND ECONOMIC CONDITIONS IN THOSE COUNTRIES COULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     During 2000, approximately 37% of our offshore marine revenues were derived from foreign operations. These operations are subject to risks, among other things, of political instability, potential vessel seizure, nationalization of assets, currency restrictions, import-export quotas and other forms of public and governmental regulation, all of which are beyond our control. Economic sanctions or an oil embargo in Nigeria, for example, could have a significant negative impact on activity in the oil and gas industry in offshore West Africa, a region in which we operate vessels. In addition, our offshore support vessel operations in Mexico are significantly affected by Mexican government policy. We cannot predict whether any such conditions or events might develop in the future.

AS OUR VESSELS BECOME OLDER, WE MAY NOT BE ABLE TO MAINTAIN OR REPLACE OUR VESSELS.

                     As of December 31, 2000, the average age of vessels we owned, excluding our standby safety vessels, was approximately 13.9 years. We believe that after an offshore supply vessel has been in service for approximately 25 years, the expense (which typically increases with age) necessary to satisfy required marine certification standards may not be economically justifiable. There can be no assurance that we can maintain our fleet by extending the economic life of existing vessels, or that our financial resources will be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement vessels.

SPILL RESPONSE REVENUE IS DEPENDENT UPON THE MAGNITUDE AND NUMBER OF SPILL RESPONSES.

                     National Response's spill response revenue can vary greatly between comparable fiscal periods based on the number and magnitude of spill responses in any given period. As a result, our revenue and profitability attributable to this business may vary greatly from period to period.

A RELAXATION OF OIL SPILL REGULATION OR ENFORCEMENT COULD REDUCE DEMAND FOR OUR SERVICES.

                     Our environmental response business is dependent upon the enforcement of regulations promulgated under the federal Oil Pollution Act of 1990 and, to a lesser extent, upon state regulations. Less stringent oil spill regulations or less aggressive enforcement of these regulations would decrease demand for National Response's services. We cannot assure you that oil spill regulation will not be relaxed or enforcement of existing or future regulation will not become less stringent. If this happens, the demand for our oil spill response services could be reduced, which could have a negative impact on our profitability.

NATIONAL RESPONSE RELIES ON BEING CLASSIFIED AS AN "OIL SPILL REMOVAL ORGANIZATION." A CHANGE IN, OR REVOCATION OF, THIS CLASSIFICATION WOULD RESULT IN A LOSS OF BUSINESS.

                     National Response is a classified Oil Spill Removal Organization, or an "OSRO." OSRO classification is a voluntary process conducted by the United States Coast Guard. The Coast Guard classifies OSROs based on their overall ability to respond to various types and sizes of oil spills in different operating environments, such as rivers/canals, inland waters and oceans. Coast Guard classified OSROs have a competitive advantage over non-classified service providers. Customers of a classified OSRO are exempt from regulations that would otherwise require them to list their oil spill response resources in filings with the Coast Guard. A loss of National Response's classification or changes in the requirements could eliminate or diminish National Response's ability to provide customers with this exemption. If this happens, we could lose customers, in which case our revenues and profitability could be reduced.

NATIONAL RESPONSE MAY INCUR LIABILITY IN CONNECTION WITH PROVIDING SPILL RESPONSE SERVICES.

                     Although National Response is generally exempt from liability under the federal Clean Water Act for its own actions and omissions in providing spill response services, this exemption would not apply if National Response is found to have been grossly negligent or to have engaged in willful misconduct, or if National Response fails to provide these services consistent with applicable regulations and directives under the Clean Water Act. In addition, the exemption under the federal Clean Water Act would not protect National Response against liability for personal injury or wrongful death, or against prosecution under other federal or state laws. While most of the U.S. states in which National Response provides service have adopted similar exemptions, several states have not. If a court or other applicable authority determines that National Response does not benefit from federal or state exemptions from liability in providing spill response services, we could be liable together with the local contractor and the responsible party for any resulting damages, including damages caused by others.

IF WE DO NOT RESTRICT THE AMOUNT OF FOREIGN OWNERSHIP OF OUR COMMON STOCK, WE COULD BE PROHIBITED FROM OPERATING OUR VESSELS IN PARTS OF THE U.S., WHICH WOULD ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS.

                     We are subject to the Shipping Act, 1916 and the Merchant Marine Act of 1920. These Acts govern, among other things, the ownership and operation of vessels used to carry cargo between U.S. ports. The Acts require that vessels engaged in the "U.S. coastwise trade" be owned by U.S. citizens and built in the United States. For a corporation engaged in the U.S. coastwise trade to be deemed a citizen of the U.S.:

      o the corporation must be organized under the laws of the U.S. or of a state, territory or possession thereof,

      o each of the chief executive officer and the chairman of the board of directors must be a U.S. citizen (and no officer who is not a U.S. citizen may act in such person's absence),

      o no more than a minority of the number of directors of such corporation necessary to constitute a quorum for the transaction of business can be non-U.S. citizens and

      o at least 75% of the interest in such corporation must be owned by U.S. "citizens" (as defined in the Acts).

                     We would be prohibited from operating our vessels in the U.S. coastwise trade during any period in which we did not comply with these regulations. To facilitate compliance, our certificate of incorporation:

      o limits ownership by foreigners of any class of our capital stock (including our common stock) to 22.5%, so that foreign ownership will not exceed the 25.0% permitted. Under certain circumstances our board of directors may increase this percentage to 24.0%,

      o requires a stock certification system with two types of certificates to aid tracking of ownership, and

      o permits our board of directors to make such determinations to ascertain ownership and implement such limitations as reasonably may be necessary.

                           FORWARD-LOOKING STATEMENTS

                     Certain statements contained or incorporated by reference in this prospectus, including without limitation, statements containing the words "believes," "anticipates," "hopes," "intends," "expects," "will," "plans," and other similar words may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those described in the section entitled "Risk Factors," that may cause our actual results to differ materially from expectations. Given these uncertainties, prospective investors are cautioned not to place undue reliance on those forward-looking statements. We disclaim any obligation to update or to publicly announce any updates or revisions to any of the forward-looking statements contained or incorporated by reference in this prospectus to reflect any change in our expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying the statements.

                       WHERE YOU CAN FIND MORE INFORMATION

                     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is traded on the New York Stock Exchange and you may inspect the reports, proxy statements and other information we file with the New York Stock Exchange at its offices located at 20 Broad Street, New York, New York 10005.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

                     The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the common stock is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

                     The following documents that we previously filed with the SEC are incorporated by reference:

                               (1) our Annual Report on Form 10-K for the
                     fiscal year ended December 31, 2000;

                               (2) our Current Reports on Form 8-K filed on
                     January 18, 2001, March 5, 2001, March 8, 2001 and
                     March 9, 2001; and

                               (3) the description of our common stock contained
                     in our registration statements on Form 8-A filed on November 30, 1992 and October 9, 1996, including any amendment or report filed for the purposes of updating such description.

                     We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests


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
for documents to SEACOR SMIT Inc., 1370 Avenue of the Americas, 25th Floor, New York, New York 10019, Attention: Corporate Secretary.

                                 USE OF PROCEEDS

                     We will use the net proceeds, if any, we receive from the sale of our common stock under the standby arrangement to pay the redemption price for up to $50,000,000 face amount of any 5-3/8% convertible subordinated notes due 2006 not surrendered for conversion. We will use any other amounts we receive under the equity forward arrangement described in "Standby Arrangement and Equity Forward Transaction" below for general corporate purposes. The total amount of the proceeds, if any, we will receive in connection with the amended and restated standby arrangement and equity forward transaction cannot be determined at this time. We will not receive any cash proceeds from the issuance of our common stock upon the conversion of the 5-3/8% convertible subordinated notes due 2006 called for redemption.

               STANDBY ARRANGEMENT AND EQUITY FORWARD TRANSACTION

                     Under an amended and restated standby purchase agreement, Credit Suisse First Boston Corporation ("CSFB") has agreed, subject to several conditions, to purchase from us, at a purchase price of $46.26 per share, the number of shares of our common stock necessary to provide us with the proceeds to pay the aggregate total redemption price of up to $50,000,000 face amount of the notes we will redeem on the redemption date, which will not exceed 1,136,365 shares of our common stock. CSFB is obligated to take and pay for all of the shares of common stock which it has agreed to purchase under the amended and restated standby purchase agreement if any shares are taken. The number of shares CSFB will purchase from us will be determined by the aggregate total redemption price of the notes called for redemption that are not converted into shares of our common stock. The amended and restated standby purchase agreement provides that the obligation of CSFB to pay for and accept delivery of any shares of common stock is subject to the approval of certain legal matters by their counsel and to certain other conditions, including effectiveness of the equity forward transaction. This prospectus covers the issuance of any shares CSFB purchases under the amended and restated standby purchase agreement and the reoffering of those shares by CSFB to the public.

                     As compensation to CSFB for its commitment under the amended and restated standby purchase agreement, we will pay to CSFB:

o     a total standby fee of $450,000, $300,000 of which has already been paid;
      and

o an amount per share equal to $0.04 for each share of our common stock CSFB purchases from us under the amended and restated standby purchase agreement.

           We have agreed to indemnify CSFB against a number of liabilities, including liabilities under the Securities Act of 1933, as amended.


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
           We have also entered into an equity forward transaction with Credit Suisse First Boston International ("CSFBi"), an affiliate of CSFB, with respect to any shares of our common stock that CSFB purchases from us under the amended and restated standby purchase agreement. The equity forward transaction will be governed by an ISDA master agreement, including a schedule and an amended and restated confirmation containing the specific terms and conditions of the equity forward transaction. A copy of the ISDA master agreement, the schedule and a form of the confirmation has been filed as an exhibit to the registration statement of which this prospectus forms a part, and reference is made to the exhibit for the complete terms of the equity forward transaction.

           The equity forward transaction provides that at maturity, which will occur twelve months following the purchase by CSFB of shares of our common stock under the amended and restated standby purchase agreement, we will elect to either purchase the shares covered by the equity forward transaction from CSFBi at a purchase price described below, or cash settle the transaction as described below. If we elect to purchase the shares from CSFBi, we will pay a purchase price equal to $46.26 (the purchase price under the amended and restated standby purchase agreement) plus interest calculated at LIBOR plus 115 basis points, from the date that CSFB purchases those shares from us to the date that we purchase those shares from CSFBi. If we elect to cash settle the transaction, then if the value of the shares at maturity (determined on the basis of the net proceeds that CSFB is able to receive upon the sale of those shares in the open market pursuant to this prospectus) exceeds the purchase price described above, then CSFBi will pay to us the amount of such excess in cash at maturity. If the purchase price exceeds the value of the shares at maturity, then we will pay to CSFBi the amount of such excess in cash at maturity. In addition, CSFBi will pay to us at maturity the amount of any dividends paid on the shares covered by the equity forward transaction during the term of the transaction, although we do not currently expect to pay any dividends on any shares of our common stock during the term of the equity forward transaction. We will have the right to accelerate the maturity of the equity forward transaction in whole or in part at any time upon prior written notice to CSFBi. The equity forward transaction also contains customary events of default and termination events following which either one or both parties would have the right to terminate the transaction and make net cash payments based on the net value of the transaction at the time of termination.

           As a result of the equity forward transaction, we will remain economically exposed to changes in the market value of the shares of our common stock covered by the transaction, as if we owned those shares ourselves.

                              PLAN OF DISTRIBUTION

                     For a description of the amended and restated standby purchase agreement see "Standby Arrangement and Equity Forward Transaction." Under the amended and restated standby purchase agreement, CSFB may offer to the public any shares of our common stock it acquires at prices set by CSFB from time to time. CSFB may also make sales to dealers at prices that represent concessions from the prices at which such shares are then being offered to the public. CSFB will determine from time to time the amount of such concessions.


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
CSFB may offer from time to time such shares of common stock on the New York Stock Exchange. Any common stock so offered by CSFB will be subject to receipt and acceptance by it and subject to its right to reject orders in whole or in part.

                     In order to facilitate the offering of the common stock, CSFB may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, CSFB may bid for, and purchase, shares of common stock in the open market. Finally, CSFB may reclaim concessions allowed to a dealer for distributing shares of common stock if CSFB repurchases previously distributed common stock in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of common stock above independent market levels. CSFB is not required to engage in these activities, and may end any of these activities at any time.

                     From time to time CSFB has provided and continues to provide investment banking services to us for which they have received customary fees and commissions.

                                  LEGAL MATTERS

                     The validity of the shares of common stock has been passed upon for us by Weil, Gotshal & Manges LLP. Davis Polk & Wardwell will pass on certain legal matters for CSFB.

                                     EXPERTS

                     The financial statements and schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports with respect thereto, which are incorporated herein by reference, and have been so incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

                                1,136,365 Shares


                                  [SEACOR logo]


                                  Common Stock